UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

June 19, 2014

Commission File No.: 000-30668

NOVA MEASURING INSTRUMENTS LTD.
(Translation of registrant’s name into English)

Building 22 Weizmann Science Park, Rehovot
P.O.B 266
Israel
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

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In connection with the annual general meeting of the shareholders of Nova Measuring Instruments Ltd. (the "Company"), scheduled to be held on June 24, 2014, and questions the Company received with respect to items on the agenda, the Company hereby clarifies as following:

With respect to Item 2 on the agenda:

•	Annual cash bonus of the Company’s President and Chief Executive Officer:

The Company hereby clarifies that 55% of the annual cash bonus of the Company's Chief Executive Officer for the fiscal year of 2014 will be based on overall company performance measures of profitability and revenues;  30% of the annual cash bonus of the Company's Chief Executive Officer for the fiscal year of 2014 will be based on expending the Company’s organic growth engines and achieving certain strategic technology objectives; and 15% of the annual cash bonus of the Company's Chief Executive Officer for the fiscal year of 2014 will be based on a discretionary evaluation of his overall performance in fiscal year 2014 by the Compensation Committee and the Board of Directors of the Company. The payout terms of the annual bonus of the Company's Chief Executive Officer are as follows:

•
A threshold of 90% of revenue target and 75% of profitability target was set, and no annual bonus shall be paid to any executive officer, including the Company’s Chief Executive Officer, if the threshold is not met.

•	In case revenues and profitability threshold is met, the minimum bonus to be paid to the Company’s Chief Executive Officer shall be 40% of the target bonus of ten (10) monthly base salaries.
•	In case only revenues and profitability objectives are met, the maximum bonus to be paid to the Company’s Chief Executive Officer shall be 70% of the target bonus of ten (10) monthly base salaries.
•
If all the set objectives are met (revenues, profitability, growth and technology), the Company’s Chief Executive Officer shall be entitled to 100% of the target bonus of ten (10) monthly base salaries.

•	The maximum bonus for over achievement in all objective segments (revenues, profitability, strategic and technology) shall be 150% of the target bonus of ten (10) monthly base salaries.

As provided in the Company's Compensation Policy, annual cash bonuses are aimed to ensure that the Company's executive officers are aligned in reaching the Company's objectives and business goals. Annual cash bonuses are therefore a strictly pay-for-performance element, as payout eligibility and levels are determined based on actual financial and operational results, as well as individual performance. In addition, as provided in the Company's Compensation Policy, the total annual cash bonuses which may be awarded to all executive officers, including the Company’s Chief Executive Officer, shall not exceed 10% of Nova’s non-GAAP annual operating profit.

•	Proposed option grants to the Company’s President and Chief Executive Officer:

The Company further clarifies that with respect to the proposed grants of options to the Company’s Chief Executive Officer, the vesting schedule of each proposed option grant will be over a four (4) year period with a one fourth of such options vesting on each anniversary of the grant. The exercise price will be determined per the Company's equity-based compensation policy, as adopted with respect to all employees and executive officers of the Company, i.e. the closing price of the Company's ordinary shares on Nasdaq on the grant date and in the event of an approval of future grants (i.e. grants to be made in separate allocations), the exercise price for each option to be allocated more than 30 days following the date of the shareholders' approval will be equal to the closing price of the Company's ordinary shares on Nasdaq on the day of such allocation. The Compensation Committee and the Board of Directors considered, among others, the long term incentive of the Company's Chief Executive Officer, when approving these terms.

With respect to Item 4 on the agenda:

The Company hereby clarifies that the remuneration package of the nominated external director will be pursuant to the shareholders’ approval at the 2012 annual general meeting, with no changes whatsoever.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 19, 2014	NOVA MEASURING INSTRUMENTS LTD. (Registrant) By: /s/ Dror David —————————————— Dror David Chief Financial Officer